Companhia Brasileira de Distribuição (CBD)
Sales Performance - June and 2nd Quarter 2005

São Paulo, Brazil, July 14, 2004 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in the 2nd quarter and June 2005 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In June 2005, gross sales reached R$ 1,211.3 million and net sales totaled R$ 1,007.3 million, 2.4% and 4.0% growth, respectively, over 2004.

Same store sales in June were 1.0% higher in nominal terms and 5.8% lower in real terms (IPCA). Non-food products same store sales presented 9.5% nominal growth whilst food products were 1.1% lower.

In the second quarter of 2005, gross sales reached R$ 3,791.2 million and net sales R$ 3,155.5 million, representing 1.2% and 3.1% growth, respectively. Same store sales grew by 0.7% in nominal terms and fell by 6.6% in real terms (IPCA). It is worth mentioning the quarter calendar effect, since Easter in 2005 occurred in the first quarter, while in 2004 it occurred in the beginning of the second quarter. The highlight for the quarter was the CompreBem Business Unit, which reported same store sales growth in real terms in 2005.

Although the quarter was marked by reduced sales, we observed that the number of clients on a same store basis remained stable, which shows the maintenance of the Company’s market share. In the other hand, we noticed a fall in the average ticket, reflecting lower consumers’ confidence level.

In real terms, when deflated by IPCA (Consumer Price Index), our same store sales performance in the first half of 2005 was 1.7% down. When deflated by the food inflation index measured by FIPE (Economic Research Foundation-Institute), which in our view better reflects the CBD’s reality, same store sales in real terms presented a real growth of 1.1%.

As previously announced, CBD is revising down the same store growth target from 2-3% to flat in real terms (adjusted by IPCA), which in our view better reflects the current outlook for the economy and the sector. We believe that the month of June has represented the worst sales level of the year and that starting in July, our sales will gradually present signs of recovery.

Note: Same Store figures include only stores whose operating period is longer than 12 months

* IPCA – Consumer Price Index
** FIPE-ALIM – Food Inflation Rate measured by FIPE – Economic Research Foundation-Institute

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Manager

Phone: (55 11) 3886 0421 Fax: (55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br
Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.